EXHIBIT 99.4

Archangel Diamond Corporation
September 17, 2003

US$1.2m Loan extended to Archangel Diamond Corporation ("the Company") by Cencan s.a.

Toronto - 17th September 2003 - The Company is pleased to announce that its major shareholder, Cencan s.a., has agreed to extend a loan of US$1.2m (One million two hundred thousand United States Dollars) to the Company in order that the Company has sufficient funds to meet its ongoing commitments for the foreseeable future. Such commitments include legal costs to be incurred by the Company as it continues to pursue litigation in three jurisdictions, the status of which was set out in the Company's press release dated August 27 2003.

The relevant terms of the loan are:

     1.   Repayment shall be 12 months from the date of the Loan Agreement;

     2. Interest on the loan shall be charged at US$ LIBOR plus 300 basis points per annum;

     3. At any time while the Loan is outstanding, Cencan s.a. has the right to demand repayment of the loan on 30 days notice and the Company has the right to repay the loan on 30 days notice;

     4. If, at any time while any amount of the loan is outstanding, the Company makes any acquisition of funds in excess of the amount owing by way of a refinancing, the amount owing shall immediately become due and payable;

     5. The Loan is not secured against any assets of the Company and is not convertible or exchangeable into shares of the Company.

The Board of Directors, after obtaining independent financial advice, have unanimously resolved that the proposed loan is in the best interests of the Company and that the proposed terms are reasonable in the circumstances.

The loan is a further demonstration of the commitment of the Company's major shareholder in support of the company's pursuit of its rights in relation to the Verkhotina diamond deposit.

For further information, please contact:
Marina Mayorova
Archangel Diamond Corporation
Moscow
Tel: ++ 11 7 095 232 5570
general@archangeldiamond.com

Archangel Diamond Corporation
Toronto
Tel: ++ 416 423 1600

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